# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LQR House Inc., CIK 0001843165
CUSIP: 50214C200
Title of class of securities: Common stock
Address of issuer's principal executive offices: 6538 COLLINS AVE SUITE 344, 6538 COLLINS AVE SUITE 344, MIAMI BEACH, Florida (FL), 33141
Date of event which requires filing of this statement: 07/17/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0002076128-25-000002
Filed by CIK 0002076128
Persons authorized to receive notices and communications: Robert Leshner, PO Box 1691, Bridgehampton, New York (NY), 11932, 3129250060

## Reporting persons
- Leshner Robert (CIK 0002076128): type of reporting person: individual (IN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 592,736; shared voting power 0; sole dispositive power 592,736; shared dispositive power 0; aggregate amount beneficially owned 592,736 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock
Name of issuer: LQR House Inc.
Address of issuer's principal executive offices: 6538 COLLINS AVE SUITE 344, 6538 COLLINS AVE SUITE 344, MIAMI BEACH, Florida (FL), 33141

## Item 2. Identity and Background
Name of person filing: Robert Leshner
Residence or business address: PO Box 1691, Bridgehampton, NY 11932
Present principal occupation or employment: CEO, Superstate Inc., 205 W 28th Street, New York NY 10001
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: U.S.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds

## Item 4. Purpose of Transaction
Purpose of transaction:
The reporting person no longer controls over 10% of the voting stock of the company, and no longer intends to effect a change in the management and direction of the issuer.

The reporting person notes and hereby corrects a clerical error in the Schedule 13D filed July 14, 2025; that filing reflected that the reporting person owned 605,936 shares. Due to an pending order to sell 13,200 shares that was filled between the drafting of that disclosure and its public filing, the actual number as of that date should have been 592,736.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 592,736 representing approximately 8.7%
Number of shares as to which each person has sole or shared power to vote or dispose: 592,736 sole voting power
Transactions in the class effected during the past sixty days: Robert Leshner 7/14/25 488,400 approx $3.78 Purchase at Interactive Brokers
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Signatures
- Leshner Robert: Robert Leshner, Robert Leshner (07/17/2025)